U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person

     Arthur Richards Rule
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Global Resource Investments Ltd.
7770 El Camino Real

--------------------------------------------------------------------------------
                                    (Street)

Carlsbad                                CA                     92009
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Vista Gold Corp. (VGZ)


________________________________________________________________________________
3.   IRS Identification Number of Reporting Person (Voluntary)

     N/A

________________________________________________________________________________
4.   Statement for Month/Year

     4/02

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Shares                         4/26/02        J(1)(3)         4,325,925   A      (1)(3)    5,925,925      I         *

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 20,000,000     I         **
====================================================================================================================================

*     By Global Resource Investments Ltd. ("Global Resource")
**    By Stockscape.com Technologies Inc. ("Stockscape")


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the Form is filed by more than one Reporting Person, see Instruction
      4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                      10.
                                                                                                      9.            Owner-
                                                                                                      Number        ship
                                                                                                      of            Form
            2.                                                                                        Deriv-        of
            Conver-                    5.                                7.                           ative         Deriv-   11.
            sion                       Number of                         Title and Amount             Secur-        ative    Nature
            or                         Derivative      6.                of Underlying       8.       ities         Secur-   of
            Exer-             4.       Securities      Date              Securities          Price    Bene-         ity:     In-
            cise     3.       Trans-   Acquired (A)    Exercisable and   (Instr. 3 and 4)    of       ficially      Direct   direct
            Price    Trans-   action   or Disposed     Expiration Date   ----------------    Deriv-   Owned         (D) or   Bene-
1.          of       action   Code     of (D)          (Month/Day/Year)          Amount      ative    at End        In-      ficial
Title of    Deriv-   Date     (Instr.  (Instr. 3,      ----------------          or          Secur-   of            direct   Owner-
Derivative  ative    (Month/  8)       4 and 5)        Date     Expira-          Number      ity      Month         (I)      ship
Security    Secur-   Day/     ------   --------------  Exer-    tion             of          (Instr.  (Instr.       (Instr.  (Instr.
(Instr. 3)  ity      Year)    Code V    (A)       (D)  cisable  Date     Title   Shares      5)       4)            4)       4)
------------------------------------------------------------------------------------------------------------------------------------


Warrants    $0.075   4/26/02  J(2)      1,600,000      Immed.   2/1/07   Common   1,600,000  (2)       1,600,000    I        *
  (right                                                                 Shares
  to buy)
------------------------------------------------------------------------------------------------------------------------------------

Warrants    $0.075   4/26/02  J(2)     20,000,000      Immed.   2/1/07   Common  20,000,000  (2)      20,000,000    I        **
  (right                                                                 Shares
  to buy)
------------------------------------------------------------------------------------------------------------------------------------

Warrants    $0.075   4/26/02  J(3)      4,325,925      Immed.   3/18/07  Common   4,325,925  (3)       4,325,925    I        *
  (right                                                                 Shares
  to buy)
------------------------------------------------------------------------------------------------------------------------------------

Debentures  $.0513   4/26/02  J(3)     44,912,280      Immed.   3/18/07  Common  44,912,280  (3)      44,912,280    I        ***
       (3)     (3)                            (3)                    (4) Shares         (3)                   (3)
====================================================================================================================================

*   By Global Resource
**  By Stockscape
*** By Exploration Capital Partners 2000 Limited Partnership ("Exploration
    Capital")

Explanation of Responses:

(1) Reflects exercise of Agent's Special Warrant in connection with Debenture offering described in Note (3) below.

(2) On February 1, 2002, in a private transaction, Stockscape purchased 20,000,000 units (the "Units") of the Issuer, at a price of $0.0513 per Unit. Global Resource, as agent, received 1,600,000 Units as compensation in connection with such issuance. Each Unit consists of one Common Share and one share purchase warrant exercisable, subject to approval of the shareholders of the Issuer (as to warrant issuance), for one additional Common Share of the Issuer at $0.075 until February 1, 2007. Beneficial ownership as to the Common Share component of the Units was reported as of April 23, 2002. Issuance of shares upon warrant exercise was approved at the Issuer's Annual and Special General Meeting (of Shareholders) on April 26, 2002. Accordingly, acquisition of warrant component of the Units is being reported as of April 26, 2002.

(3) On March 19, 2002, Issuer sold an aggregate $2,774,000 principal amount of Debentures, which are convertible into units (the "Debenture Units") at a price of $.0513 per Debenture Unit, each consisting of one Common Share and one 5-year purchase warrant (a "Debenture Warrant") exercisable to purchase one Common Share at an exercise price of $.075 per share (expiration date for the Debenture Warrants is March 18, 2007). Exploration Capital purchased $1,152,000 principal amount of Debentures. In addition, as consideration for its services as agent in connection with the Debenture offering, the Issuer issued to Global Resource special warrants (the "Agent's Special Warrants") convertible into 4,325,925 units ("Agent's Units"), with each unit consisting of one Common Share and one warrant with the same terms as the Debenture Units. Issuance of Shares upon conversion of Debentures, conversion of Agent's Special Warrants, and exercise of the warrants receivable as components of the Debenture Units, were all subject to shareholder approval, which occurred at the Issuer's Annual and Special General Meeting on April 26, 2002.

(4) Refers to expiration date for Debenture Warrants.

/s/ Arthur Richards Rule                                 May 2, 2002
---------------------------------------------            -----------------------
    Arthur Richards Rule                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             Joint Filer Information

Name:                Rule Family Trust u/d/t 12/17/98

Address:             c/o Global Resource Investments Ltd.
                     7770 El Camino Real
                     Carlsbad, CA 92009

Designated Filer:    Arthur Richards Rule

Issuer and Ticker
   Symbol:           Vista Gold Corp. (VGZ)

Date of Event
Requiring Statement: 4/26/02

Signature:           Rule Family Trust u/d/t 12/17/98


                     By: /s/ Arthur Richards Rule
                     ----------------------------------------
                         Arthur Richards Rule, Trustee


Additional Explanation of Responses:

Rule Family Trust is a revocable trust established by the Reporting Person.